UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release    ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF ANNUAL REPORTS
                                         AND NOTICE OF ANNUAL GENERAL MEETING

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
30 March 2010
ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF ANNUAL REPORTS AND NOTICE OF
ANNUAL GENERAL MEETING
AngloGold Ashanti is pleased to announce that it has today, Tuesday, 30 March 2010, published the group’s complete suite of reports for the financial year ended 31 December 2009. The
Abridged Report, together with the notice of the Annual General Meeting was posted to shareholders today.
The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2009 which were published on 18 February 2010. Ernst
& Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.
The Annual General Meeting of the company will be held at The Auditorium, 76 Jeppe Street,
Newtown, Johannesburg, South Africa, on Friday, 7 May 2010, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.
The suite of reports includes the company’s 2009 Sustainability Review, a group-level overview of
AngloGold Ashanti’s key sustainability activities which is available in both a printed format and as a web-based report and a Supplementary Report which presents additional, more detailed information and data on group sustainability performance. AngloGold Ashanti’s sustainability reporting is prepared in line with the Global Reporting Initiative (GRI) G3 guidelines and complies with the sustainable development framework of the International Council of Metals and Mining
(ICMM).
The requisite documents will be posted to shareholders today and the full suite of reports is
available at            www.aga-reports.com.

ENDS

Contacts

                                                              Tel:                                        Mobile:                                   E-mail:
Alan Fine (Media)
+27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, , AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on
30 March 2010. The company’s annual report on Form 20-F, will be filed with the Securities and Exchange Commission in the
United States no later than June 30, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 30, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary